EXHIBIT 99.1

Patent Infringement Settlements Reached

Neptune Grants a Royalty Bearing License on Its Patents

LAVAL, Canada, Oct. 2, 2013 (GLOBE NEWSWIRE) -- Neptune Technologies & Bioressources Inc. ("Neptune") (Nasdaq:NEPT) (TSX:NTB) and Acasti Pharma Inc. ("Acasti") (Nasdaq:ACST) (TSX-V:APO), a Neptune subsidiary, announce the conclusion of a settlement with Rimfrost USA, LLC ("Rimfrost"); Olympic Seafood AS; Olympic Biotec Ltd.; Avoca, Inc.; and Bioriginal Food & Science Corp. (collectively the "Settling Respondents") resolving the U.S. International Trade Commission's (ITC) investigation related to infringement of Neptune's composition of matter patents by the settling Respondents. The investigation was instituted earlier this year by Neptune and Acasti in a complaint filed with the ITC.

As part of the settlement, Neptune granted a world-wide, non-exclusive, royalty-bearing license to the Settling Respondents, allowing them to market and sell within the nutraceutical market products containing components extracted from krill. The Settling Respondents also agreed to pay Neptune an additional royalty amount due for the manufacture and sale of krill products prior to the effective license commencement date. As part of the settlement, Neptune agreed to dismiss a related patent infringement case against Rimfrost, Olympic Seafood AS and Avoca, Inc. filed in March, 2013 with the United States District Court for the District of Delaware. However, the exact terms and conditions of the settlements are confidential.

"It is our duty to protect our intellectual property (IP) and build value from our patents as they represent a key factor for our growth and advancement in the industry," highlighted Benoit Huart, General Counsel at Neptune. "Today's resolution with key industry players in the ITC investigation endorses the strength and validity of Neptune's IP and reflects our commitment to remain dedicated in its defense, as well as our desire to negotiate licensing agreements with our industry peers."

"Neptune and Acasti's intellectual property is a fundamental asset and an integral part of shareholder value creation for both our nutraceutical and pharmaceutical businesses," highlighted Mr. Henri Harland, President and CEO of Neptune and Acasti. "Together we offer very complementary strengths and we look forward to working in association with our new strategic industry partners to develop the krill market and to grow our respective businesses based on strong science and ethical standards."

"Owning and protecting strong IP in the industry is very important, particularly for the major players within the market," highlighted David Peele, President at Rimfrost USA. "We reached an agreement with Neptune that allows us to offer krill products in the USA and other markets based on the strength of Neptune's IP."

"We look forward to working together with Neptune to further build the industry and grow the krill oil market, which will benefit us all," added Bjørnar Kleiven, Managing Director of Olympic Seafood AS. "We will now focus on the new synergies created through today's announcement to support overall consumer demand."

To date, Neptune and Acasti have not reached a settlement with the remaining Respondents in the ITC investigation, Aker BioMarine AS; Aker BioMarine Antarctic USA, Inc.; Aker BioMarine Antarctic AS; Enzymotec Limited and Enzymotec USA, Inc. (collectively "Aker and Enzymotec").  Neptune will always remain steadfast in the defense of its IP.  The ITC is scheduled to commence an evidentiary hearing on December 10, 2013, and by March 17, 2014, the Administrative Law Judge is expected to issue an initial determination on the alleged violation.  Once the ITC makes a Final Determination, that decision will be immediately enforced, even if there is an appeal, and it could result in Aker and Enzymotec's krill products being banned from importation into the United States.

About Neptune Technologies & Bioressources Inc.

Neptune is a biotechnology company engaged primarily in the development and commercialization of marine-derived omega-3 polyunsaturated fatty acids (''PUFAs''). Neptune has a patented process of extracting oils from Antarctic krill, and principally sells omega-3 PUFAs as bulk oil to Neptune's distributors who commercialize them under their private label primarily in the U.S., European and Australian nutraceutical markets. Neptune's products generally come in capsule form and serve as a dietary supplement to consumers.

Through its subsidiaries Acasti Pharma and NeuroBioPharm Inc (''NeuroBio''), in which Neptune respectively holds 60% and 96% of the voting rights, Neptune is also pursuing opportunities in the medical food and prescription drug markets. Acasti Pharma and NeuroBio respectively focus on the research and development of safe and therapeutically effective compounds for highly prevalent atherosclerotic conditions, such as cardiometabolic disorders and cardiovascular diseases, and for neurodegenerative and inflammation related conditions. Acasti's lead prescription drug candidate is CaPre®, a purified high omega-3 phospholipid concentrate derived from Neptune krill oil being developed to address the prevention and treatment of cardiometabolic disorders, including hypertriglyceridemia, which is characterized by abnormally high levels of triglycerides.

About Acasti Pharma Inc.

Acasti is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti's proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti is focusing initially on treatments for chronic cardiovascular and cardiometabolic conditions within the medical food and prescription drug markets.

About Rimfrost USA, LLC

Based in North Carolina, RIMFROST USA, LLC is a joint venture of Avoca Inc. and Norwegian Olympic Seafood AS. It combines the prowess of Olympic group in producing raw krill material with the expertise of Avoca in extraction process. RIMFROST USA has the extensive background and technologies necessary to extract krill oil to the high RIMFROST standards at their cGMP facility.

Olympic Seafood AS focuses exclusively on Antarctic krill ingredients for consumer applications. The flagship brand, the RIMFROST KRILL COLLECTION is comprised of Antarctic krill meal, powder and oil. Olympic Seafood takes great pride in its specialized krill-collecting vessel, 'Juvel', which operates on the Antarctic Ocean. 'Juvel' aims for low emissions, low energy use and low climate impact. The proprietary technology on-board allows minimal and rapid processing to safeguard the natural and intrinsic goodness of krill. The vessel is certified by Friend of the Sea and can guarantee 100% traceability.

Forward Looking Statements

Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. securities laws and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of Neptune and Acasti to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties,  readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"  "will," or "plans" to be uncertain and forward-looking. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in Neptune's and Acasti's public securities filings with the Securities and Exchange Commission and the Canadian securities commissions.Except as required by law, Neptune and Acasti disclaim any intention or obligation to update or revise any forward-looking statements.

"Neither NASDAQ, the Toronto Stock Exchange, the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

CONTACT: Neptune Contact:
         Andre Godin
         Chief Financial Officer
         +1.450.687.2262
         a.godin@neptunebiotech.com
         www.neptunebiotech.com

         Acasti Contact:
         Xavier Harland
         Chief Financial Officer
         +1.450.687.2262
         x.harland@acastipharma.com
         www.acastipharma.com

         Howard Group Contact:
         Dave Burwell
         +1.888.221.0915
         dave@howardgroupinc.com
         www.howardgroupinc.com